140

                                                      EXHIBIT 12, Page 1 of 1

                 NORFOLK SOUTHERN CORPORATION AND SUBSIDIARIES
               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                             (Millions of Dollars)

                                                       Year ended December 31
                                         ------------------------------------------------
                                         2001       2000       1999       1998       1997
                                         ----       ----       ----       ----       ----
EARNINGS
Income from continuing
 operations before income
 taxes as reported                     $    553    $   250    $   351    $   845    $   998
Add:
	Total interest expenses
       (as detailed below)                  674        721        708        688        530
	Amortization of
	 capitalized interest                   5          5          4          3          3
	Income (loss) of
	 partially owned
	 entities (1)                          39         60         47        165        113
	Subsidiaries' preferred
	 dividend requirement                   2          2          2          2          2
                                        -------     ------     ------     ------     ------
		Income before
		 income taxes,
		 as adjusted               $  1,273    $ 1,038    $ 1,112    $ 1,703    $ 1,646
                                        =======     ======     ======     ======     ======

FIXED CHARGES
Interest expense on debt               $    553    $   551    $   531    $   516    $   385
Other interest expense                        2         42         35         27         32
Calculated interest
 portion of rent expense                     41         40         35         31         30
NS' share of Conrail interest                78         88        107        114         83
                                        -------     ------     ------     ------     ------
		Total interest
		 expenses                       674        721        708        688        530

Capitalized interest                         17         18         15         21         17
Subsidiaries' preferred
 dividend requirement
 on a pretax basis                            4          4          4          4          4
                                        -------     ------     ------     ------     ------
		Total fixed charges        $    695    $   743    $   727    $   713    $   551
                                        =======     ======     ======     ======     ======
RATIO OF EARNINGS TO
 FIXED CHARGES                             1.83       1.40       1.53       2.39       2.99

(1) Includes: (a) the distributed income of 20%-49% owned entities, net of equity recorded in undistributed income and the minority income of consolidated entities which have fixed charges; and (b) NS' share of Conrail's income before income taxes, net of equity in earnings of Conrail included in NS' income from continuing operations before taxes as reported.

      The computations do not include $0.3 million of interest expense related to $7.8 million of debt guaranteed for a less than 50% owned entity.